Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder of

Momentive Performance Materials Inc.:

We consent to the use of our report dated March 8, 2010, except as to Note 19, which is as of July 26, 2011, with respect to the consolidated balance sheet of Momentive Performance Materials Inc. and subsidiaries as of December 31, 2009, and the related consolidated statements of operations, equity (deficit) and comprehensive income (loss), and cash flows for each of the years ended December 31, 2009 and 2008, and the related financial statement schedule, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Albany, New York

September 1, 2011